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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                        Chesapeake Utilities Corporation
                                (Name of Issuer)

                         Common Stock, $.4867 Par Value
                         (Title of Class of Securities)

                                  165 303 108
                                 (CUSIP Number)

                              James R. Schneider,
                    520 Commerce Street, Salisbury, MD 21804
                                 (410) 341-3200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 March 19, 1998
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.   165 303 108                          Page ___1___ of ___1____ Pages

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   James R. Schneider

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                            (b) [ ]


3 SEC USE ONLY

4 SOURCE OF FUNDS*
         PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(e)                                              [ ]

6 CITIZENSHIP OR PLACE OF ORGANIZATION
         United States


 NUMBER OF            7 SOLE VOTING POWER
  SHARES                     274,500
BENEFICIALLY
 OWNED BY             8 SHARED VOTING POWER
   EACH                      - 0 -
 REPORTING
  PERSON              9 SOLE DISPOSITIVE POWER
   WITH                      274,500

                      10 SHARED DISPOSITIVE POWER
                             - 0 -

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         274,500

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         6.07%

14 TYPE OF REPORTING PERSON*
         IN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
    INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING
           EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.  Security and Issuer.

     The class of equity to which this statement refers is Common Stock, $.4867 par value, of Chesapeake Utilities Corporation, a Delaware corporation (the "Issuer"), which has its principal executive office at 909 Silver Lake Boulevard, Dover, Delaware. The Issuer's telephone number is (302) 734-6713.

Item 2.  Identity and Background.

         (a)      James R. Schneider

         (b)      Sharp Energy
                  P.O. Box 1858
                  Salisbury, MD  21802

         (c)      Vice President
                  Sharp Energy
                  P.O. Box 1858
                  Salisbury, MD  21802
                  Sharp Energy is a distributor of propane gas.

         (d) Mr. Schneider has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Mr. Schneider has not been a party to a civil proceeding described in Item 2(e) of Schedule 13D.

         (f) Mr. Schneider is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

                  Not applicable.

Item 4.  Purpose of Transaction.

                  The shares reported in this Schedule 13D are held for investment purposes. Mr. Schneider intends, however, to continue to review his investment in the Issuer on the basis of various factors, including the Issuer's business, results of operations, financial condition and future prospects, conditions in the securities market, general economic and industry conditions and individual tax and other portfolio considerations. Based upon such review Mr. Schneider will take such action as he deems appropriate in light of the circumstances existing from time to time. In this connection, Mr. Schneider may, subject to factors he deems relevant, purchase or otherwise acquire additional shares from time to time in the open market or in privately negotiated transactions or otherwise; or sell or otherwise dispose of, shares beneficially owned, whether now or in the future, from time to time in the open market, in privately negotiated transactions to one or more purchasers, or otherwise.

     Based on Mr. Schneider's review of the factors described in the paragraph above, in a series of transactions ending on March 19, 1998, 1998, he sold an aggregate of 45,000 shares of the Issuer's common stock at a weighted average price of $19.46 per share, in the open market.

Item 5.  Interest in Securities of the Issuer.

         (a)      Aggregate Number of Shares of Common Stock:  274,500 shares

                  Percentage of Class:  6.07%*

         (b) All shares set forth in Item 5(a) are owned by Mr. Schneider with sole power to vote and dispose of such shares.

         (c) In a series of transactions ending on March 19, 1998, Mr. Schneider sold an aggregate of 45,000 shares of Issuer's Common Stock at a weighted average exercise price of $19.26 per share in ordinary brokerage transactions, as set forth in Item 4 above.

         (d)      Not applicable.

         (e)      Not applicable.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships With Respect to Securities of the Issuer

     Mr. Schneider has entered into a Registration Rights Agreement with the Issuer pertaining to 319,500 shares of Issuer's Common Stock, as described in Mr. Schneider's Schedule 13D filed with the Commission on March 11, 1997.

Item 7.  Material to be Filed as Exhibits

         None


__________
* Percentage calculation based on 4,520,000 shares of Common Stock outstanding as reported by Issuer in Issuer's Proxy Statement filed with the Commission on March 9, 1998.

                                   SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   March 27, 1998                       /s/ James R. Schneider
                                              _____________________________
                                              James R. Schneider